Exhibit 23

To the Board of Trustees of LaSalle Hotel Properties:

We consent to incorporation by reference in the registration statements on Form S-8 (No. 333-72265) and on Form S-3 (Nos. 333-76373 and 333-77371) of LaSalle Hotel Properties of our report dated January 25, 2002, except as to Note 21, which is as of March 11, 2002, with respect to the consolidated balance sheets of LaSalle Hotel Properties as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity, and their cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule, which report appears in the December 31, 2001 annual report on Form 10-K of LaSalle Hotel Properties.

Chicago, Illinois
March 25, 2002